

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via U.S. Mail
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp**
> **Item 4.01 Form 8-K**
> **Filed October 8, 2013**
> **File No. 000-51976**

Dear Mr. Irvine:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K, filed October 8, 2013

1. We note your disclosure that you engaged a new independent accountant to serve as your independent accountant for your quarterly filing for the quarter ended August 31, 2013 and for future periods. We remind you that as Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please confirm that all periods presented in your upcoming Form 10-K for the year ended November 30, 2013 will be audited by your new accountant.

2. Please amend your filing to disclose, as previously requested in our letter dated August 23, 2013, that the PCAOB has revoked the registration of your former auditor Stan J.H.

Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements in this Form 8-K – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light the circumstances under which they are made, not misleading.

3. We note your statement in paragraph (a)(iv) during the years ended November 30, 2012 and 2011 and through October 5, 2013, there have been no disagreements with Stan J.H. Lee, CPA. We also note your disclosure that you dismissed Stan J.H. Lee, CPA on July 31, 2013. It appears your disclosure should be revised to state whether there were any disagreements with your former accountant during the years ended November 30, 2012 and 2011 and through July 31, 2013, the date of dismissal. Please refer to Item 304(a)(1)(iv) of Regulation S-K.

4. We note your disclosure in paragraph (a)(v) that during the year ended November 30, 2012 and through October 5, 2013 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the <u>two</u> most recent fiscal years and through July 31, 2013, the date of dismissal.

5. We note that you requested that Stan J.H. Lee, CPA furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, you have not received the requested letter. Please tell us when you first requested this letter from Stan J.H. Lee, CPA, and briefly describe to us any subsequent communications you have had with Stan J.H. Lee, CPA concerning this letter. Based on your communications, tell us whether you expect to receive this letter from Stan J.H. Lee, CPA. If you do not expect to receive the letter, please clearly state this within your Form 8-K.

6. We note that you filed the Item 4.01 Form 8-K reporting the dismissal of Stan J.H. Lee, CPA on October 8, 2013; however you disclose that the dismissal date was July 31, 2013. Please note that the resignation or dismissal of an independent accountant or its refusal to stand for re-election is a reportable event separate from the engagement of a new independent accountant and on some occasions two separate reports on Form 8-K are required. We remind you that the Item 4.01 Form 8-K reporting the dismissal was due within four business days after the date of such dismissal, or by August 6, 2013. Please refer to General Instruction B.1. of the General Instructions to Form 8-K. Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief